UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058

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333-190788
SEC FILE NUMBER

43358W 107
CUSIP NUMBER

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR
	For Period Ended	May 31, 2018
	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q
	[ ]	Transition Report on Form N-SAR
For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
LIFE ON EARTH, INC.
Full Name of Registrant HISPANICA INTERNATIONAL DELIGHTS OF AMERICA, INC.

Former Name if Applicable 575 Lexington Ave., 4th Floor

Address of Principal Executive Office (Street and Number) New York, New York 10022

City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-K Annual Report because the Registrant’s auditor has not completed their review of the financial statements and the Annual Report. It is anticipated that the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date for the Registrant’s Form 10-K.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification
	Fernando Oswaldo Leonzo	866	928-5070
	(Name)	(Area Code)	(Telephone Number)
2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
YES
3

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

NO

LIFE ON EARTH, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 30, 2018	By:	/s/ Fernando Oswaldo Leonzo
Fernando Oswaldo Leonzo
Chief Executive Officer